3-1-02

313838

02017397

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

SONY CORPORATION

(Translation of registrant's name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By T. Tokunaka
(Signature)

Teruhisa Tokunaka
Executive Deputy President
and Chief Financial Officer

Date: March 4, 2002

List of materials

Documents attached hereto:

i) A notice on going private of Aiwa Co., Ltd.

ii) A press release regarding an accelerating structural reform of the Sony Group's electronics business ~ Enhancing group synergy as Aiwa becomes a wholly-owned subsidiary after reducing consolidated fixed costs to one third of present level ~

February 28, 2002

To whom it may concern,

Sony Corporation
Nobuyuki Idei
Representative Director
(Code No.: 6758 Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges)

Aiwa Co., Ltd.
Masayoshi Morimoto
Representative Director
(Code No.: 6761 Tokyo Stock Exchange)

NOTICE ON GOING PRIVATE OF AIWA CO., LTD.

Notice is hereby given that Sony Corporation ("Sony") and Aiwa Co., Ltd. ("Aiwa") have resolved at the meeting of the Board of Directors of each company held today that Aiwa shall become a wholly-owned subsidiary of Sony by way of stock exchange, and have concluded the memorandum of understanding for stock exchange.

Officially, the stock exchange agreement is scheduled to be concluded in late April 2002, and, upon approval at the ordinary general meeting of shareholders of Aiwa to be held in mid-June 2002, the stock exchange will become effective on October 1, 2002.

1. Purpose of going private

Please refer to the attached document "Accelerating Structural Reform of the Sony Group's Electronics Business".

2. Conditions of stock exchange, etc.

(1) Schedule of stock exchange

February 28, 2002	Board meetings to approve memorandum of understanding for stock exchange
February 28, 2002	Conclusion of memorandum of understanding for stock exchange
Late April 2002	Board meetings to approve stock exchange agreement
Late April 2002	Conclusion of stock exchange agreement
Mid-June 2002	Shareholders meeting to approve stock exchange agreement (Aiwa)
September 30, 2002	Last day of submission period of share certificates (Aiwa)
October 1, 2002	Effective date of stock exchange

*Sony shall perform the stock exchange with Aiwa without the approval of a shareholders meeting to approve the stock exchange agreement pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan.

(2) Stock exchange ratio

Sony retained Merrill Lynch Japan Securities Co., Ltd., and Aiwa retained Morgan Stanley Japan Limited, respectively for advice on the valuation method of the stock exchange ratio and other relevant matters. Based on such advice and other relevant matters, Sony and Aiwa negotiated and came to an agreement of the stock exchange ratio as follows.

The stock exchange ratio shown below may be changed through discussions between Sony and Aiwa, if there are any material changes in any of the various conditions based on which the ratio has been determined.

	Sony	Aiwa
Stock exchange ratio	1	0.049

(Note) 1. Sony obtained from Merrill Lynch Japan Securities Co., Ltd. the opinion to the effect that the above-shown stock exchange ratio is fair to Sony from a financial standpoint under the certain qualifications and assumptions as described in the opinion letter that is planned to be attached to the statement of reason for determination of the stock exchange ratio to be kept at the head office pursuant to Article 358, Paragraph 9 of the Commercial Code. This opinion was rendered from overall consideration through various analysis methods such as evaluating the shareholders' intrinsic values of Sony and Aiwa on the consolidated basis principally through the discounted cash flow (DCF) method, evaluating the synergies expected from the transaction of Sony's having Aiwa as its wholly-owned subsidiary, examining the market prices of Sony's and Aiwa's shares, and analyzing the estimated financial impacts of the transaction on Sony and other relevant matters.

2. Morgan Stanley Japan Limited, as a financial advisor to Aiwa, rendered its opinion to the Aiwa Board of Directors that the stock exchange ratio is fair, from a financial point of view, to the holders other than Sony of Aiwa common stock. In connection with analyzing the fair values of Sony and Aiwa respectively, Morgan Stanley performed Discounted Cash Flow Analysis, Comparative Stock Price Performance Analysis, Comparable Company Analysis and selected Comparable Transactions Analysis. In arriving at its opinion, Morgan Stanley considered the results of all of its analysis or factors considered by it.

3. Number of shares to be issued upon stock exchange:
2,502,491 shares of common stock of Sony
(For each share of Aiwa common stock, Sony shall issue 0.049 shares of its common stock.)

3. Summary of Parties (as of September 30, 2001)

(1)	Trade name	Sony Corporation	AIWA CO., LTD.
(2)	Kind of business	Manufacture and sale of electronic and electrical machines and equipment	Manufacture and sale of electronic and electrical machines and equipment
(3)	Date of incorporation	May 7, 1946	June 20, 1951
(4)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo	2-11, Ikenohata 1-chome, Taito-ku, Tokyo
(5)	Representative	Nobuyuki Idei, Representative Director	Masayoshi Morimoto, Representative Director
(6)	Share capital	¥476,027 million	¥33,111 million
(7)	Total number of shares issued and outstanding	922,760,001 shares	132,210,464 shares
(8)	Shareholders' equity	¥1,868,463 million	¥34,746 million
(9)	Total assets	¥3,615,198 million	¥156,610 million
(10)	Date of settlement	March 31	March 31
(11)	Number of employees	18,519	1,176
(12)	Major customers	Affiliated manufacturing and sales companies in and outside Japan	Affiliated manufacturing and sales companies in and outside Japan
(13)	Major shareholders and shareholding ratios	1 Moxley & Co. 6.6% 2 Japan Trustee Services Bank, Ltd. (Trust Account) 4.2% 3 State Street Bank and Trust Company 3.3% 4 The Chase Manhattan Bank, N. A. London 2.8% 5 The Mitsubishi Trust & Banking Corporation (Trust Account) 2.3%	1 Sony Corporation 61.4% 2 Sumitomo Mitsui Banking Corporation 2.3% 3 The Nichido Fire and Marine Insurance Co., Ltd. 0.7% 4 Japan Trustee Service Bank Ltd. (Trust Account) 0.7% 5 The Bank of Tokyo-Mitsubishi, Ltd. 0.6%
(14)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. and others	Sumitomo Mitsui Banking Corporation and others

(15) Business result for the most recent three years (unit: millions of yen)

	Sony			Aiwa		
Fiscal year ended on	1999/3/31	2000/3/31	2001/3/31	1999/3/31	2000/3/31	2001/3/31
Net sales	2,432,690	2,592,962	3,007,584	317,690	273,112	246,837
Operating income (loss)	7,184	(2,755)	50,458	12,433	(6,728)	(13,334)
Ordinary income (loss)	46,222	30,237	81,502	9,737	(5,972)	(14,430)
Net income (loss)	38,029	30,838	45,002	6,721	(9,939)	(30,881)
Net income (loss) per share (yen)	92.72	73.09	49.18	101.68	(150.35)	(467.16)
Dividends per share (yen)	50	50	25	19	14	0
Shareholders' equity per share (yen)	3,993.50	3,956.68	2,021.33	904.00	819.50	347.87

(Note) Sony split its shares at the ratio of 2 shares for each share as of May 19, 2000.

Contact:

Investor Relations
Sony Corporation
7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001
Tel: 03-5448-2180

Investor Relations
Aiwa Co., Ltd.
2-11, Ikenohata 1-chome, Taito-ku, Tokyo 110-8710
Tel: 03-3827-2420

February 28, 2002

Sony Corporation
Aiwa Co., Ltd.

Accelerating Structural Reform of the Sony Group's Electronics Business

~ Enhancing group synergy as Aiwa becomes a wholly-owned subsidiary after reducing consolidated fixed costs to one third of present level ~

Sony Corporation and Aiwa Co., Ltd. have reached an agreement whereby Aiwa will become a wholly-owned subsidiary of Sony. After Aiwa has further implemented corporate reforms, including reducing its consolidated fixed costs to one third of their present level, a stock exchange* between Sony and Aiwa is scheduled for October 1, 2002.

The consumer AV electronics industry has experienced a drastic period of change, marked by commodification on a global scale, realignment of the distribution sector as operations are centralized around major distributors, and the emergence of China as a powerful manufacturing force. In this context, Sony is accelerating the structural reform of its entire electronics business, and will now position Aiwa as a wholly-owned subsidiary within the Group. This will generate significant operational benefits. Furthermore, the pursuit of group synergy through the strategic use of the Sony and Aiwa brands will result in enhanced overall corporate value for the Group as a whole.

* The stock exchange ratio is Sony 1:Aiwa 0.049. Please refer to the attached document "Notice on Going Private of Aiwa Co., Ltd." for details of the stock exchange.

- Background

Since April 2001, Aiwa has been engaged in a business reform plan based on the assumption of an autonomous recovery as an independent entity. Corporate restructuring has included a dramatic reduction of fixed costs and asset streamlining through cuts in staffing levels and rationalization of production facilities. In addition, there has been a radical reduction in unprofitable product categories as well as a concerted effort to develop new, profitable product groups. Aiwa has also received support from the Sony group in a number of ways in order to strengthen its corporate resources. Assistance has been given for business infrastructure development in the areas of materials procurement, information systems and distribution as well as personnel.

On the fiscal side, Sony positively underwrote additional shareholder allotments as well as the third party allocation of stock in summer 2001.

However, as Aiwa has previously announced, the company's projected loss for this fiscal year (ending March 31, 2001) will exceed initial projections made at the beginning of the year due to stagnant sales and the disposal of non-performing and superfluous assets. This has resulted in a deterioration of the company's shareholder equity, impeding its ability to raise funds and further rationalize its operations. The company also lacks strength in the digital technology and network technology which will be the drivers of future growth. It has therefore been determined that Aiwa's current form of independent management will soon face significant difficulties in creating value for its customers, shareholders, creditors, employees and other stakeholders on a continued basis. In order to offer its stakeholders sustained corporate value, Aiwa therefore decided to enhance the company's brand value by achieving a more dynamic use of management resources through further rationalization and through its becoming a wholly-owned subsidiary of Sony.

- Reorganizing Sony's Electronics Business and Implications for Aiwa

Sony has engaged in an urgent review of its entire electronics business strategy, recognizing that the issues facing Aiwa are issues with implications for Sony's electronics business as well. The conclusion has been reached that the present positioning of Aiwa as an independently listed subsidiary with an autonomous management strategy is not suited to the intensifying competition of the consumer AV market. Rather, the Aiwa brand should be revitalized by combining the strengths of the two companies' electronics operations, and building a completely new revenue model. As the management structure is thus integrated through Aiwa becoming a wholly owned subsidiary, the Sony group will pursue a fundamental drive to improve the efficiency of its total electronics business.

- Arrangements for Consolidation of Aiwa into a Full Subsidiary and Future System

In order to further slim down its structure, Aiwa will reduce its annual consolidated fixed costs to one third of their present level (presently approx. ¥50 billion) by the time it becomes a wholly owned subsidiary of Sony. Aiwa Co., Ltd. will reduce its employee count to under two-thirds of the present level and will become the development and design center for new Aiwa business for the Sony group. The production and sales system will be integrated into both Sony's Engineering, Manufacturing and Customer Services System (EMCS) and sales platform for the optimal global mix across regions. The two companies will discuss details on the most effective method of integrating their operations from this point forward.

With Aiwa becoming a wholly-owned subsidiary of Sony, both companies will strive to enhance total group efficiency and develop new business areas. By strategically utilizing Aiwa brand products which have a high penetration in markets around the world, new product categories will be created in areas where the Sony brand does not participate and the existing product lineup will be further strengthened. New business opportunities will be created as the Sony group widens its overall product strategy.

The sales system will also be revamped to adjust in a flexible and speedy manner to the sweeping changes that are taking place in the global distribution structure. A distribution model of unparalleled competitiveness will be created based on the shortest possible supply chain with the minimum staffing levels, focused on key distributors.

Sony will energetically develop its competitive strategy by building on Aiwa's existing brand presence in markets, thereby aiming to strengthen the business of both companies. At the same time new product groups will be developed which truly satisfy the needs of customers and corporate resources will be further concentrated in realizing the Ubiquitous Value Network, which is at the heart of Sony's growth strategy. The result will be an acceleration in the creation of new added value for the entire group.

Press Inquiries:

Sony Corporation Corporate Communications	tel: (03) 5448-2200
Aiwa Co., Ltd. Corporate Communications	tel: (03) 3827-2370